UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 8, 2018

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	8 November 2018

Release Number	23 / 18

BHP SUCCESSFUL IN BIDS FOR BLOCKS IN THE OFFSHORE ORPHAN BASIN IN EASTERN CANADA

Today, the Canada Newfoundland and Labrador Offshore Petroleum Board announced that BHP has been successful in its bids to acquire a 100% participating interest in, and operatorship of, two exploration licences for blocks 8 and 12 in the offshore Orphan Basin in Eastern Canada.

Steve Pastor, BHP President Operations Petroleum, said the successful bids are an exciting opportunity for BHP to explore for world class conventional oil assets as an early mover in this prospective region.

“This frontier opportunity has large oil resource potential which we identified through our Global Petroleum Endowment Study in 2016 and is in a low risk country, with competitive fiscal terms” Mr Pastor said.

“This opportunity delivers on our exploration focus in conventional petroleum and will leverage our global deep-water development and operational expertise.”

BHP’s aggregate bid amount of US$625 million covers the drilling and seismic work required by the exploration work programs under the licence agreements over the six year term. BHP’s minimum commitment under the licence agreements is for US$157 million.

Should BHP decide to progress the exploration program beyond this initial phase, a decision in relation to further capital expenditure to drill the first appraisal well is expected to be made in FY2022.

BHP’s initial planned capital expenditure on the exploration work programs for blocks 8 and 12 is US$140 million up to FY2021, and is within BHP’s current exploration budget.

Subject to satisfaction of conditions outlined by the Canada Newfoundland and Labrador Offshore Petroleum Board, it is anticipated that the licence agreements would be issued in December 2018 and would be effective in January 2019.

Further information on BHP can be found at www.bhp.com.

Media Relations Email: media.relations@bhpbilliton.com	Investor Relations Email: investor.relations@bhpbilliton.com

Australia and Asia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 4 1107 1715

United Kingdom and South Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

North America

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

United Kingdom and South Africa

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Billiton Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 8, 2018	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary